SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem EBITDA of R$633 million and 15.4% margin in 4Q08

Sharp Real devaluation strongly impacts financial results

São Paulo, March 5, 2009 - BRASKEM S.A. (BOVESPA: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading company in the thermoplastic resins industry in Latin America and third-largest resin producer in the Americas, announces today its results for the fourth quarter of 2008 (4Q08).

This release is based on consolidated information that includes 100% of the results of Ipiranga Química, Ipiranga Petroquímica and Copesul, with the respective elimination of the minority interests at all these companies, as well as the proportional consolidation (in accordance with CVM Instruction 247) of the interest in Cetrel S.A. - Empresa de Proteção Ambiental. To enable analysis of the results in relation to prior periods, data for fiscal year 2007 are stated on a pro-forma basis. The data used to prepare the pro-forma financial information are derived from interim financial statements reviewed by independent external auditors. In addition 2007 and 2008 data include the adjustments resulting from the changes in Brazilian Corporation Law introduced by Law 11,638/07. The adjustments related to the FYE are reflected in 4Q numbers.

On December 31, 2008, the Brazilian real/U.S. dollar exchange rate stood at R$2.3370/US$ 1.00.

1. MESSAGE FROM MANAGEMENT:

The year 2008 was marked by intense oil price and exchange rate volatility, slowdown in Chinese economy after the Olympic Games, unprecedent financial crisis which led to a credit crunch, destocking throughout production chains, abrupt fall and a slowdown economic trend of big proportion. Braskem focused on important strategic and tactical advances in corporate, financial and organizational levels that left the Company better prepared to face the challenges posed by the recent global economic environment and the upcoming phases of the global petrochemical cycle. With the merger of Copesul – Companhia Petroquímica do Sul (“Copesul”), Ipiranga Petroquímica S.A. (“IPQ”) and Petroquímica Paulínia S.A. in September, Braskem concluded a decisive chapter in its process to consolidate Brazil’s petrochemical industry, in which it has played a central role. This initiative has enabled Braskem to confirm its position as the third-largest resin producer in the Americas, to expand its leadership in the domestic market and to accelerate the capture of synergies resulting from the merger of these companies.

Braskem clients significantly benefited from the merger of these assets since product and service portfolios effectively complement each other, creating a broader product line to meet market needs. The expansion of the industrial infrastructure also provides for greater flexibility and specialization of plants, enabling longer campaigns.

The sharp 32% exchange rate devaluation in the period generated a negative accounting impact of R$2.6 billion on net financial results, given its impact on the Company’s US$3.9 billion net debt, which has a 74% dollar exposure. Given this exchange rate impact, Braskem posted a negative net result of R$2.5 billion.

Braskem was capable of preparing itself for the downturn of the petrochemical cycle expected for 2009, extending average debt maturity to 11 years and strengthening its cash position to approximately R$3.0 billion on December 31. Two funding transactions carried out in 2008 left Braskem in a more comfortable position regarding its capacity to pay future commitments. To lengthen the bridge-loan taken out for the acquisition of the petrochemical assets of the Ipiranga Group, Braskem placed US$500 million in a 10-year Eurobonds in the first half and in October concluded a 5-year, US$725-million export prepayment facility at very competitive conditions, especially considering the crisis in the credit markets at that time.

For more information, please go to our IR website at www.braskem.com.br/ir or contact the IR team:

Luciana Ferreira	Cintia Watai	Marina Dalben
IR Director	IR Specialist	IR Analyst
Tel: (55 11) 3576 9178	Tel: (5511) 3576 9615	Tel: (5511) 3576 9716
luciana.ferreira@braskem.com.br	cintia.watai@braskem.com.br	marina.dalben@braskem.com.br

On the operational front, the first eight months of the year were characterized by strong cost pressures generated by the record-high oil and naphtha prices, which adversely affected industry margins, combined with the stronger Brazilian real, which led to a greater entry of imported products, both intermediate and finished. These factors had a negative impact on the competitiveness of our clients and on the production chain as a whole. In second-half 2008, the reduction in the pace of world economic growth and the drastic drop in commodity prices also had an adverse effect on the Company’s operating performance.

Braskem reported net revenue of R$18.0 billion, down from R$18.8 billion in 2007, with EBITDA of R$2.4 billion, versus R$3.2 billion in the previous year. Even so, Braskem had EBITDA margin of 13.5% in 2008, an excellent performance related to global peers.

An important development in terms of Braskem’s equity and ownership structure was the approval of the Shareholders’ Agreement with Petróleo Brasileiro S.A. (“Petrobras”), through which the oil company transferred to Braskem its minority holdings in Copesul, IPQ, IQ Soluções Químicas (“IQ”) and Petroquímica Paulínia S.A., increasing its interest in Braskem to 31% of the voting capital. The strengthening of this strategic alliance and the increase in Petrobras’ ownership of Braskem constitute gains for both companies and provides new opportunities for increasing competitiveness throughout the entire production chain in this industry in Brazil.

In April, Braskem inaugurated the polypropylene (PP) unit at Paulínia located in the São Paulo state, which will have annual capacity of 350 kton/year and use as feedstock propylene provided by Petrobras refineries. The implementation of this project represented an important step towards expanding Braskem’s access to new and diversified sources of competitive raw materials, and is yet another example of the achievements that this partnership between Petrobras and Braskem can leverage.

The investment projects in partnership with Petroquímica de Venezuela (“Pequiven”) in Venezuela, a country with extensive natural gas and oil supplies, also advanced during the year. With the creation of the joint ventures with Polipropileno del Sur S.A. (“Propilsur”) and Polietileno de America (“Polimerica”) concluded, the execution of these projects is expected to begin to accelerate. Propilsur, which is responsible for the polypropylene unit to be built at the Jose Complex expected to come online in late 2011, has already contracted the basic engineering project and made a technical reserve for the equipment required by the new plant, which will have annual capacity of 450 kton/year. The Boards of Directors of Braskem and Pequiven are expected to issue the final approval for the investment in the second half of 2009.

Polimerica, which is responsible for the integrated project to produce 1,300 kton/year of ethylene and 1,100 kton/year of polyethylenes (PE) using the natural gas from the Jose Complex as feedstock, determined at the end of the year the process technologies to be used at the plants and signed licensing agreements with the holders of these technologies. Operational startup is expected for 2013. One of the basic premises underlying the business plans of the two projects is to reach a level of competitiveness equivalent to existing projects in the Middle East.

In addition to its strategy of tapping new raw material sources at special conditions, Braskem maintains the strategic vision of becoming a world reference in the development of green polymers. As you know, Braskem was the world’s first company to produce PE (high and low density, linear and ultrahigh molecular weight) and PP certified as 100% made from renewable raw materials, with sugarcane ethanol used as feedstock.

In this context, the Board of Directors made an important decision to approve the investment of R$488 million to build a unit producing ethylene made from 100% renewable raw materials, with capacity of 200 kton/year. The green polyethylene unit already has its building licenses and will be installed at the Triunfo Complex. As a result, Braskem should become the first company in the world to produce green polyethylene on an industrial scale, with the plant expected to come online in the first quarter of 2011.

The attractiveness of this project was made apparent once again during BioJapan, one of the world’s biggest events to promote sustainable products, where a large number of potential clients confirmed interest in developing exclusive partnerships with Braskem in their respective industries. Supply and distribution agreements were signed over the course of the year with major Brazilian and international companies. The first product made with Braskem’s green plastic was also launched: Sustainable Monopoly, in partnership with toy maker Brinquedos Estrela S.A.. To consolidate its pioneering image in this area, Braskem sponsored the trophies for the Formula 1 Brazilian Grand Prix, which were made of green plastic based on the designs of renowned Brazilian architect, Oscar Niemeyer.

Sustainability and innovation are key elements of Braskem’s commitment to fulfilling our clients’ needs, increasing the competitiveness of the production chain and improving the lives of consumers. The innovation projects launched in 2008 are estimated to be worth US$110 million in net present value, already adjusted for risk. The resins launched by Braskem in the past three years were responsible for 17% of total resin sales in 2008, a year in which the Company invested roughly R$70 million in research and development.

In addition to Ipiranga and Copesul acquisitions, Braskem made operational investments of R$1.4 billion in 2008. Of this total, R$161 million was allocated to the area of Health, Security and Environment, in line with Braskem’s commitment to the quality of life of its people and of the communities where it operates. The programs in this area have led to consistent improvement in workplace safety indicators, with a reduction in 2008 of 48% in the accident rate with and without time loss in relation to the previous year, as well as improvements in the eco-efficiency indicators, which would have improved even further had it not been for the slowdown in production as of November. Moreover, the Company achieved savings of more than 3% in energy consumption.

The Company’s most important intangible asset, Braskem’s teams are motivated, confident and ready to transform into growth opportunities the challenges that the world economy and international petrochemical industry pose in the coming months. All employees are fully committed to emerging at the end of this crisis much closer to Braskem’s strategic vision of becoming one of the top 10 petrochemical companies in the world.

2. HIGHLIGHTS:

2.1 EBITDA1 grows to R$633 million in 4Q08, with EBITDA margin of 15.4%:

Braskem recorded EBITDA of R$633 million in 4Q08, with EBITDA margin (EBITDA/net revenue) of 15.4%, expanding by 1.8 p.p. on the previous quarter. The higher margin is explained primarily by the adjustment of R$74 million in cost of goods sold (COGS) related to the new CVM Instruction 564 and detailed in Note 3.2 (f1) to the financial statements, which determined the reclassification of the financial charges embedded into international naphtha purchases in the period from January to September 2008, which are being recognized in the income statement as financial expenses. The total adjusted amount was R$127 million, of which R$52 million was related to the charges in 4Q08. Moreover, despite the lower demand (especially in December, severely impacted by the inventory reduction throughout the petrochemical production chain) and consequent lower sales volume, Braskem maintained profitability with only a slight drop in its domestic resin prices vis-à-vis the sharp drop in international prices.

2.2 Net income impacted by foreign exchange variation:

The effects from the 22.1% devaluation in the Brazilian real against the U.S. dollar on Braskem’s net exposure to the dollar, mainly derived from its indebtedness, had a negative impact of R$1.9 billion on the Company's financial result in 4Q08. This effect was the main factor in the net loss of R$2.1 million recorded in the quarter. With practically 100% of revenue directly or indirectly pegged to the variation in the U.S. dollar and approximately 85% of costs pegged to same currency as well, the Company believes that maintaining a significant portion of its debt also in U.S. dollar creates a “natural hedge”. At the same period, the positive impact from the US dollar appreciation on operations amounted to R$ 538 million.

2.3 Brazilian resin market grows 3% in 2008:

Demand for thermoplastic resins in 2008 was marked by two distinct periods. In the first nine months of the year, demand grew 9%, in line with historical elasticity to Brazil GDP growth. In the last quarter of the year, however, demand was impacted by the strong destocking trend in the petrochemical production chain, especially among polyethylene (PE) and polypropylene (PP) consumers. This led to a 6% drop in demand in the fourth quarter on annual basis, for demand growth in the full year of 3%. Meanwhile, apparent consumption, which measures production, grew by 8%.

____________________
1 EBITDA can be defined as earnings before the net financial result, income and social contribution tax, depreciation, amortization and non-operating income. EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. Note however that EBITDA is not a measure established in accordance with Brazilian Corporation Law or U.S. Generally Accepted Accounting Principles (US GAAP), and may be defined and calculated differently by other companies.

2.4 Net revenue of R$4.1 billion:

Net revenue in 4Q08 was R$4.1 billion. The decline of 18% in net revenue versus 3Q08 reflects the contraction in demand due to the destocking trend in the petrochemical chain and the lower prices for basic petrochemicals, especially ethylene, propylene and BTX (benzene, toluene and xylenes).

2.5 Capacity utilization rates cut in December 2008:

In December 2008, Braskem reduced to 55% the capacity utilization rates of its plants in the Basic Petrochemicals Unit, seeking to normalize the higher inventory levels caused by the temporary reduction in international demand and the destocking trend in Brazil’s petrochemical and plastics production chain. The reduction in the level of activity at the Basic Petrochemical Unit impacted in the same proportion the capacity utilization rates at the Polyolefins Unit, which is responsible for production in the polyethylene and polypropylene businesses. At the Vinyls Unit, the production of PVC continued at normal levels. Braskem, which in February is already operating at around 80% capacity, estimates that production will normalize and return to historical levels by the end of 1Q09.

2.6 Approval of the Green Resin project and receipt of environmental licenses:

On December 17, 2008, the Board of Directors approved the investment of R$488 million to build the Green PE plant at the Triunfo Petrochemical Complex. Braskem is the first company in the world to produce a polyethylene certified as made 100% from renewable raw materials and plans to start production at its Green PE plant in early 2011, with capacity of 200 kton/year. In January 2009, the Company received the environmental license to install the facility from FEPAM, the environmental protection agency of Rio Grande do Sul state, and has already begun construction of the unit and reserved the facility’s strategic equipment, such as the compressors.

2.7 Cancellation of treasury stock:

On December 22, 2008, the Extraordinary Shareholders’ Meeting approved the cancellation of all stock held in the Company’s treasury, which was equivalent to 16,850,657 shares, composed of 6,251,744 common shares, 10,389,665 million class A preferred shares and 209,248 class B preferred shares. Of this amount, 10,099,500 preferred class A shares were acquired under the 2nd Stock Buyback Program launched on March 6, 2008. The other shares held in treasury were from the capital reduction at the subsidiary Braskem Participações S.A. and the exercise of withdrawal rights related to the acquisition of the petrochemical assets of the Ipiranga Group and to the merger of the equity interest in Grust Holdings S.A.

2.8 Conservative policy for use of derivative instruments:

With the objective of protecting its cash flow and reducing the volatility of financing for its working capital and investment programs, Braskem adopts procedures for managing market and credit risk that are aligned with its Financial Management Policy and Risk Management Policy. In this context, Braskem has no target forward operations or operations involving other similar derivatives. With practically 100% of revenue directly or indirectly pegged to the variation in the U.S. dollar and approximately 85% of costs pegged to same currency as well, the Company believes that maintaining a significant portion of its debt also in U.S. dollar creates a “natural hedge”. This position is based on the principle that the Company’s debt should always be denominated in the same currency as its cash flow. To protect cash flow in the short term, Braskem seeks to balance the maturity of dollar-denominated liabilities with its dollar-denominated revenue plus cash in the same currency.

At the close of 2008, the Company held two derivative transactions for hedging purposes and with maturities, currencies, rates and amounts perfectly adequate for the assets or liabilities protected. In any given scenario, negative or positive adjustments in derivative positions will be counterbalanced by positive or negative adjustments in the protected assets and liabilities.

Key Indicators	Unit	4Q08 (A)	3Q08 (B)	4Q07 (C)	Change % (A/B)	Change % (A/C)	2008 (D)	2007 (E)	Change % (D/E)

Net Revenue	R$ million	4,111	5,032	4,772	(18)	(14)	17,960	18,788	(4)
EBITDA	R$ million	633	683	721	(7)	(12)	2,418	3,250	(26)
EBITDA Margin	%	15.4%	13.6%	15.1%	1.8 p.p.	0.3 p.p.	13.5%	17.3%	-3.8 p.p.
Net Profit / Loss	R$ million	(2,108)	(849)	101	148	-	(2,492)	642	-

3. OPERATING PERFORMANCE:

3.1 Quarterly Thermoplastic Resin Performance

Demand2 for thermoplastic resins in the Brazilian market in 4Q08 contracted by 15% year on year and by 16% against the prior quarter. The declines primarily reflect the deceleration in world economic growth and the strong destocking trend in the petrochemical and plastics production chain, which led to contraction in the domestic petrochemical market in 4Q08.

The Polyolefins Business Unit reported declines of 18% in domestic PE and PP sales against both 4Q07 and 3Q08. In addition to the seasonality in the period, the declines were mainly due to the atypical destocking trend in the plastics chain in the fourth quarter and the lower demand in sectors linked to manufacturing and dependent on credit and exports, such as the automotive and white goods sectors. This market is expected to normalize by the end of 1Q09, when the production chain should begin to rebuild their inventories. Imports grew by 12% year on year and were concentrated in the months of October and November, with market share expanding by 7 p.p. In December, imports declined sharply, signaling a trend for 2009, since foreign exchange volatility imparts additional risk to these transactions.

The Vinyls Unit registered declines in domestic PVC sales of 19% quarter on quarter and 15% year on year, due to the significant deceleration in the world economy observed in the last quarter, which had a strong impact on sectors such as construction, which is a heavy consumer of PVC. Meanwhile, import volumes remained at high levels, with market share expanding to 39%, influenced by the lower demand in the international market, especially the United States and Europe, and the consequent drop in prices. This scenario drove the Company’s market share to 50% in the quarter, down 5 p.p. in relation to the previous quarter.

Braskem’s resin exports totaled 117 kton in 4Q08, which represented declines of 23% on the previous quarter and of 20% year on year. This performance reflects the recent contraction in international demand, especially for PE, and the resulting drops in international resin prices, which led Braskem to opt to cut back its capacity utilization in order to prioritize profitability and adjust inventory levels. In December, the Company announced a temporary reduction in the capacity utilization of its plants to 55%.

Resin production volume in the quarter was a record 599 kton, declining by 23% on the previous quarter and by 15% year on year.

The evolution of capacity utilization rates for the main products of Braskem consolidated is shown below.

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2 Demand is measured by Abiquim and refers to the level of resin purchases by the market: domestic sales + sales with export incentives + imports.

3.2 Thermoplastic Resin Performance in Fiscal Year 2008

Demand for thermoplastic resins in 2008 was marked by two distinct periods. In the first nine months of the year, demand grew in line with historical elasticity to Brazil GDP growth, registering growth of 9% in the period. The last quarter of the year, however, was impacted by the strong destocking trend in the petrochemical production chain, especially among PE and PP consumers. This trend came in response to the sharp slowdown in global economic growth as well as the significant drops in international resin prices, and its isolated effect represents a substantial contraction in demand of approximately 6% on an annualized basis. As a result, Brazil's thermoplastic resin market closed the year with growth of 3%. The effects from this destocking trend become clear after analyzing apparent consumption3 (which considers production rather than sales), which registered growth of 8% in 2008.

In this context, demand for PE and PP ended 2008 practically unchanged from 2007. Meanwhile, due to the leveraged growth in the construction industry in 2008, demand for PVC closed the year with growth of 14% over 2007.

In this scenario, sales by Braskem of PP and PVC increased by 7% year on year, driven by the strong performance of some sectors of the economy in first-half 2008, such as the automotive, construction and agribusiness sectors. Meanwhile, domestic PE sales contracted by 3% and domestic sales volume of aggregate thermoplastic resins grew by 2% in 2008 versus 2007.

Driven by the strengthening of the Brazilian real during the first nine months of 2008, resins imports grew by 282 kton in 2008 when compared to 2007. In the fourth quarter, imports were boosted by the steep drop in international resin prices and by the average period of 2 months between ordering and receiving products in Brazil, which retards the impact of foreign exchange volatility on orders for imports.

Braskem’s resin production in 2008 was 4% lower than in 2007, due to (i) the scheduled maintenance stoppages carried out at the raw material centers in 2Q08, and (ii) the drop-off in global thermoplastic resin demand, which encouraged a normalization of inventory levels and consequently a temporary reduction in the capacity utilization rates of its plants in 4Q08. Even after these effects, the Company closed the year with average capacity utilization rates of 80% for PE, 87% for PP and 99% for PVC.

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3 Apparent consumption is measured by Abiquim and refers to production + imports – exports.

Performance (tons)	4Q08	3Q08	4Q07	Change%	Change%	2008	2007	Change%
Termoplastic Resins	(A)	(B)	(C)	(A)/ (B)	(A)/ (C)	(D)	(E)	(D)/ (E)

Sales - Domestic Market
. PE´s	204,195	247,822	267,427	(18)	(24)	985,217	1,020,774	(3)
. PP	140,038	172,316	151,190	(19)	(7)	642,871	602,824	7
. PVC	114,247	141,888	134,544	(19)	(15)	496,266	464,913	7
. Total Resins	458,480	562,026	553,160	(18)	(17)	2,124,355	2,088,511	2

Sales - Export Market
. PE´s	85,335	115,212	119,531	(26)	(29)	381,842	598,885	(36)
. PP	29,471	30,328	23,723	(3)	24	99,395	113,121	(12)
. PVC	2,150	5,466	3,496	(61)	(39)	18,474	39,039	(53)
. Total Resins	116,956	151,005	146,750	(23)	(20)	499,711	751,045	(33)

Total Sales
. PE´s	289,530	363,034	386,958	(20)	(25)	1,367,059	1,619,659	(16)
. PP	169,508	202,644	174,913	(16)	(3)	742,266	715,945	4
. PVC	116,397	147,353	138,040	(21)	(16)	514,740	503,952	2
. Total Resins	575,436	713,031	699,910	(19)	(18)	2,624,066	2,839,556	(8)

Production
. PE´s	294,202	425,151	403,736	(31)	(27)	1,447,525	1,649,546	(12)
. PP	181,511	210,572	178,457	(14)	2	731,506	708,687	3
. PVC	122,984	139,518	120,162	(12)	2	522,441	465,422	12
. Total Resins	598,697	775,240	702,354	(23)	(15)	2,701,472	2,823,654	(4)

3.3 - Basic Petrochemicals Performance

In 4Q08, Braskem reduced the capacity utilization rates of its industrial units, with the exception of PVC, seeking to normalize the higher resin inventories. As a result, the average capacity utilization rate for the ethylene cracker in 4Q08 was 73%, for declines in ethylene and propylene production volumes of 26% and 22% in relation to 3Q08 and 4Q07, respectively. In 2008, the petrochemical complexes operated at a utilization rate of 84%, versus 95% in 2007, and, in addition to the effects of the cuts in utilization mentioned above, were also impacted by the scheduled maintenance stoppages carried out in 2Q08.

In 4Q08, total ethylene and propylene sales stood at 167 kton, declining by 21% against the previous quarter. In the full year, ethylene and propylene sales were 22% lower. Meanwhile, total BTX sales fell by 15% in 4Q08, accompanying the lower cracker utilization, while sales of BTX in the full year declined by 14%. The lower BTX sales reflect the scheduled maintenance stoppages, the temporary reduction in demand for petrochemical products in late 2008 and the lower profitability of these products in the international market, especially benzene.

Despite the 8% drop in butadiene sales volume in 2008 and due to the strong performance of the automotive industry during most of the year, international butadiene prices registered an average increase of 51% year on year, contributing with an R$ 154 million increase in net revenue. In the fourth quarter, this trend began to show signs of reversal.

Performance (tons)	4Q08	3Q08	4Q07	Change %	Change %	2008	2007	Change %
Basic Petrochemicals	(A)	(B)	(C)	(A)/ (B)	(A)/ (C)	(D)	(E)	(D)/ (E)

Sales - Domestic Market
. Ethylene	88,161	109,164	128,858	(19)	(32)	386,785	480,248	(19)
. Propylene	57,241	102,968	96,629	(44)	(41)	349,565	381,246	(8)
. BTX*	68,163	91,120	112,648	(25)	(39)	332,287	426,861	(22)

Sales - Export Market
. Ethylene	-	-	-	-	-	-	21,480	-
. Propylene	21,632	-	16,868	-	-	21,632	92,961	-
. BTX*	119,568	128,582	111,299	(7)	7	450,119	483,487	(7)

Total Sales
. Ethylene	88,161	109,164	128,858	(19)	(32)	386,785	501,728	(23)
. Propylene	78,873	102,968	113,497	(23)	(31)	371,197	474,207	(22)
. BTX*	187,731	219,701	223,948	(15)	(16)	782,405	910,349	(14)

Production
. Ethylene	463,465	605,771	581,322	(23)	(20)	2,116,924	2,366,149	(11)
. Propylene	211,636	307,622	288,959	(31)	(27)	1,032,376	1,184,042	(13)
. BTX*	198,047	234,468	242,799	(16)	(18)	845,102	970,529	(13)

*BTX - Benzene, Toluene, Ortoxylene and Paraxylene

4. FINANCIAL PERFORMANCE:

4.1 Net Revenue

Braskem’s consolidated net revenue in 4Q08 was US$1.8 billion, 40% lower than in 3Q08, primarily due to the contraction in demand and lower prices in U.S. dollar. In Brazilian real, the lower decline in net revenue of 18% was due to the effects from the average appreciation in the dollar against the local currency of 36.7% versus the previous quarter.

Export revenue in 4Q08 was US$420 million (23% of net revenue), declining by 45% from the exports of US$765 million in 3Q08 (25% of net revenue) and by 28% from the same quarter a year earlier. The steep drop in the quarter reflected the drop in demand and lower international prices.

The variations in total net revenue in relation to the previous quarter are shown below:

Compared with the same quarter of 2007, net revenue in 4Q08 was 14% lower. This decline was aggravated by the negative events that occurred, especially in 4Q08, including: (i) the contraction in thermoplastic resin demand of 16% versus 3Q08 and of 15% year on year; (ii) the destocking trend in the production chain, especially at polyethylene and polypropylene consumers. In dollar terms, net revenue in 4Q08 was 32% lower year on year, due to the combined effect of lower international prices and lower volumes.

On this same comparison base, exports in 4Q08 fell by 28% from US$582 million (23% of net revenue) in 4Q07. Sales to South America, North America and Europe accounted for 94% of exports in 4Q08, supported by Braskem’s intensified efforts at its sales offices in these regions.

The variations in total net revenue in relation to the same quarter last year are shown below:

In 4Q08, thermoplastic resin sales accounted for 51% of net revenue (excluding condensate resales and sales by Ipiranga Química).

In fiscal year 2008, Braskem recorded net revenue of R$18.0 billion, declining by 5% from the R$18.8 billion reported in fiscal year 2007. In the same comparison period, net revenue from exports remained stable at US$2.2 billion (22% of total net revenue). In dollar terms, net revenue in the full year was US$10.0 billion, up 3.4% on 2007, driven mainly by the better dollar-denominated prices until September 2008.

4.2 Cost of Goods Sold

In 4Q08, Braskem’s cost of goods sold (COGS) was R$3.3 billion, decreasing by 22% in relation to 3Q08. This decline is directly related to: (i) the lower sales volumes, bringing inventories turnover from 59 days to 80 days in December 08; (ii) the reduction in fixed costs of R$24 million; and (iii) the effects from the credit adjustment of R$127 million related to the booking of the financial charges incorporated in international naphtha purchases. Bear in mind that R$74 million of this adjustment is non-recurring, since it relates to prior quarters. These effects offset higher inventory costs from the more expensive naphtha prices in 3Q08, with an impact of roughly R$170 million.

Compared with 4Q07, COGS was 14% lower, due to the same factors.

The average price of Amsterdam–Rotterdam-Antwerp (ARA) naphtha in 4Q08 was US$364/ton, 62% lower than the US$959/ton registered in 3Q08 and 55% lower than the US$803/ton in 4Q07. Note that since the production chain ended 3Q08 with high inventory levels, the reduction in prices of 62% is still not reflected in COGS in 4Q08.

In 4Q08, Braskem purchased 1,790 kton of naphtha, of which 1,121 kton (63%) were acquired from Petrobras, the Company’s main raw material supplier. The remaining 668 kton (37%) were directly imported by the Company, mainly from North Africa and Argentina. The lower volume of naphtha purchases was due to the reduction in the Company’s capacity utilization to 55% in December, as mentioned above.

In fiscal year 2008, COGS was R$15.1 billion, versus R$15.2 billion in the previous fiscal year. Note that the higher naphtha prices had an impact on COGS of R$739 million, which was partially offset by the lower sales volume and the reduction of R$138 million in fixed costs.

4.3 Selling, General And Administrative Expenses

Braskem is permanently focused on keeping its fixed costs and expenses within parameters that ensure its global competitiveness and on capturing synergies generated by the consolidation of the petrochemical assets of the Triunfo Complex.

In 4Q08, Selling expenses were R$146 million compared to R$128 million in 3Q08. This increase is related to a higher provision for doubtful accounts related to an adjustment in exports from Copesul, and higher storage and logistics expenses related to transfers between storage facilities and distribution centers.

General and administrative expenses were R$162 million in 4Q08, a R$11 million decrease compared to 3Q08 as a result of continuous efforts to reduce fixed costs.

In 2008, selling expenses were R$493 million, declining by 16% from R$585 million in the previous year. The decline was due to the effort to cut fixed costs and the synergies captured from the consolidation of the assets in the South, which were partially offset by the higher variable selling expenses related to the increased complexity of logistics costs for transferring products between storage facilities.

In 2008, general and administrative expenses totaled R$674 million, R$52 million lower than the R$726 million in 2007, in line with the program to cut fixed costs.

4.4 EBITDA

Braskem’s consolidated EBITDA in 4Q08 was R$633 million, 7% lower than in 3Q08, primarily reflecting the combination of lower prices in U.S. dollar and the continued impact on inventories costs of the higher naphtha prices in 3Q08. EBITDA margin in 4Q08 was 15.4%, expanding from the EBITDA margin of 13.6% in the previous quarter. However, eliminating the effects from the R$74 million adjustment previously described, EBITDA margin in 4Q08 was 13.6% . In U.S. dollar terms, EBITDA in the quarter was US$278 million, 32% lower than in the previous quarter.

In relation to 4Q07, Braskem’s EBITDA in the quarter contracted by 12%. Excluding the effects from the adjustment related to the booking of the financial charges incorporated in international naphtha prices from both periods, EBITDA declined by 15% versus 4Q07, impacted primarily by the same factors described above.

In fiscal year 2008, Braskem posted EBITDA of R$2.4 billion, compared with R$3.2 billion in 2007. The decline in EBITDA was due to an impact of R$739 million from higher naphtha costs and the lower sales volumes of basic petrochemicals and resins. Translated into U.S. dollar, EBITDA in the full year was US$1.3 billion, down 18% on 2007. EBITDA margin in 2008 was 13.5%, compared with EBITDA margin of 17.3% in 2007.

4.5 Investments in Subsidiaries and Affiliates

Braskem’s interest in the earnings of subsidiaries and affiliates in 4Q08 was positive R$23.4 million, which represents a R$32.1 million variation when compared to 3Q08. 4Q08 numbers include R$6.6 million from adjustments for foreign currency variation to investments in subsidiaries abroad. These adjustments were required to adapt the Company’s financial statements to the accounting standard “CPC 02 – Effects of Changes in Foreign Exchange Rates and Conversion of Accounting Statements” that was approved by CVM Instruction 534 dated January 29, 2008. Goodwill amortization in the quarter was a positive figure mainly given a R$ 32 million reversal related to an adjustment from the adoption of Law 11,638/07, specifically in respect to goodwill from future results, which were classified in Investments and now were transferred to Intangible Assets. Another effect in this line derived from the merger of Ipiranga Petroquímica and Copesul in September 2008. As of these mergers, the respective amortizations were recognized under COGS and expenses with depreciation and amortization.

In 2008, the interest in the earnings of subsidiaries and affiliates was negative R$63.7 million, 15% lower than in 2007, impacted primarily by the amortization of goodwill and foreign exchange variation on investments abroad, as described above.

(R$ 000)
Equity Income	4Q08	3Q08	4Q07	2008	2007

Equity Income	(12)	1,628	(1,005)	(10,868)	(785)
. Rionil	0	0	0	0	15
. Petroflex	(0)	(0)	2,320	(12,939)	2,320
. Others	(12)	1,628	(3,325)	2,071	(3,120)
FX Variation	(6,565)	13,045	9,452	0	0
Others	63	105	2,707	(12,434)	14,046
Sub Total (before amortization)	(6,514)	14,778	11,154	(23,302)	13,261

Amortization Goodwill	29,933	(23,486)	(7,902)	(40,388)	(88,029)

TOTAL	23,419	(8,708)	3,252	(63,690)	(74,768)

4.6 Net Financial Result

The net financial result in 4Q08 was a net financial expense of R$2.3 billion, compared with R$1.6 billion in 3Q08. The variation was due to the continued weakening of the Brazilian real, which devalued by 22.1% against the U.S. dollar in the period, with an impact of R$521 million on the result. Because Braskem has net exposure to the U.S. dollar (in other words, more dollar-pegged liabilities than dollar-pegged assets), this change in trajectory of the exchange rate has a significant impact on the net financial result. This net exposure is composed of: 74% of debt and approximately 84% of suppliers, which is partially offset by 23% of accounts receivable and 36% of cash. Given its heavily dollarized operational cash flow, the Company considers this exposure adequate.

In comparison with 4Q07, the net financial result in the quarter registered a variation of R$2.1 billion. Once again, the primary factor was the higher impact from foreign exchange variation between the two periods, given the depreciation in the Brazilian real against the dollar of 22.1% in 4Q08, versus appreciation of 3.7% in 4Q07.

Excluding the effects from foreign exchange variation and monetary restatement, the net financial result in 4Q08 was a financial expense of R$337 million, representing an increase of R$126 million from the previous quarter. This increase was composed primarily of: (i) the recognition of R$83 million in the Other Expenses line related to the financial charges incorporated in international naphtha purchases, as described in the notes to the financial statements (Note 3.2 (f1)); and (ii) an increase of R$12 million in interest expenses due to the increase in loans.

In relation to the same quarter in 2007 and excluding the effects of foreign exchange variation and monetary restatement (due to the same factors), the net financial result increased by R$78 million.

In fiscal year 2008, the net financial result was a net financial expense of R$3.7 billion, versus a net financial expense of R$367 million in 2007. The effects from foreign exchange variation had a negative impact of R$2.6 billion. Excluding the effects of foreign exchange variation and monetary restatement, the net financial result was a net financial expense of R$857 million, R$136 million less than in 2007. The main variations were: (i) the R$62 million reduction in expenses with financial operations, mainly due to the elimination of the CPMF tax on financial transactions; (ii) the R$18 million reduction in expenses with Interest on Tax Liability, due to the lower tax liability base in 2008; and (iii) the R$20 million reduction in Interest on Financings due to the lower average cost of dollar-denominated debt, which fell from 7.44% in 2007 to 7.06% in 2008.

The table below summarizes Braskem’s consolidated financial results on a quarterly basis.

(R$ Million)
	4Q08	3Q08	4Q07	2008	2007
Financial Expenses	(2,731)	(1,923)	329	(4,403)	211
Interest expenses	(186)	(138)	(131)	(557)	(577)
Monetary Variation	(74)	(63)	(27)	(227)	(208)
Foreign Exchange Variation	(2,290)	(1,618)	675	(3,173)	1,607
CPMF/IOF/Income Tax/Banking Expenses	(14)	(28)	(29)	(65)	(127)
Net interest on Fiscal Provisions	(26)	(22)	(22)	(91)	(109)
Others	(141)	(55)	(137)	(291)	(375)
Financial Revenue	456	308	(466)	719	(578)
Interest	24	23	29	121	124
Monetary Variation	7	9	3	28	36
Foreign Exchange Variation	418	267	(528)	544	(809)
Net interest on Fiscal Credits	1	2	3	8	13
Others	0	0	0	0	0

Net Financial Result	(2,275)	(1,616)	(137)	(3,685)	(367)

(R$ Million)
	4Q08	3Q08	4Q07	2008	2007

Net Financial Result	(2,275)	(1,616)	(137)	(3,685)	(367)

Foreign Exchange Variation (F/X)	(1,872)	(1,351)	146	(2,629)	798
Monetary Variation (MV)	(67)	(54)	(24)	(199)	(172)

Financial Result excluding F/X and MV	(337)	(211)	(259)	(857)	(993)

It is important to bear in mind that this negative foreign exchange impact of R$1,872 million in 4Q08 does not have a direct cash impact in the near term. The amount represents the foreign exchange impacts, especially those on the company’s debt, that will be disbursed as the debt matures, which has an average term of 11 years. In view of Braskem’s cash generation profile, which is pegged to the U.S. dollar, and despite the negative accounting effect in the short term, a stronger Brazilian real has a net positive impact on cash flow in the medium term.

With the objective of protecting its cash flow and reducing the volatility of financing for its working capital and investment programs, Braskem adopts procedures for managing market and credit risk that are aligned with its Financial Management Policy and Risk Management Policy. In this context, Braskem has no target forward operations or operations involving other similar derivatives. In December 2008, the Company held two derivative transactions for hedging purposes and with maturities, currencies, rates and amounts perfectly adequate for the assets or liabilities being hedged. In any given scenario, the negative or positive adjustments in hedge positions will be counterbalanced by positive or negative adjustments in the assets and liabilities.

4.7 - Net Income (Loss)

In 4Q08, Braskem registered a loss of R$2.1 billion after minority interests, due to the impact from the net financial expenses, which suffered a negative impact of R$1.9 billion from the devaluation of the Brazilian real in the period.

In fiscal year 2008, Braskem posted a loss of R$2.5 billion, due to the net financial expense affected by exchange variation, which was impacted by the devaluation in the Brazilian real of 32%, for an impact on the net result of R$2.6 billion. The loss represented a negative variation of R$3.1 billion in relation to the net income reported in 2007.

4.8 Free Cash Flow

Operating cash flow in 4Q08 was R$2,023 million, compared with operating cash flow of R$157 million in the previous quarter. This variation is basically explained by the contribution of working capital from operations, which included: (i) the R$765 million reduction in Accounts Receivable, which was impacted by the lower sales and by the anticipation of receivables; (ii) the R$820 million increase in Suppliers, mainly from the increase in the average term of supplier payments; and (iii) R$356 million form a reduction in Tax recoverable due to initiatives to maximize the utilization of VAT taxes credits. In addition federal taxes such as PIS and Cofins have had more credit utilization opportunities from the incorporation of the assets in the Southern Petrochemical Complex last September.

These positive impacts on operating free cash flow were diminished by R$304 million because of higher inventories costs in the quarter, in line with the market trend described above.

R$ million	4Q08	3Q08	4Q07	2008	2007

Operating Cash Flow	2,023	157	996	3,631	3,499

Interest Paid	(237)	(89)	(75)	(572)	(541)
Taxes Paid	(25)	(52)	(88)	(121)	(377)
Investment Activities *	(302)	(155)	(2,105)	(2,214)	(3,792)

Free Cash Flow (FCF)	1,459	(138)	(1,272)	725	(1,212)

* Does not include share buyback

In fiscal year 2008, operating cash flow was R$3,631 million, compared with R$3,499 million in 2007. The 4% increase in operating cash flow in relation to the previous year chiefly reflects the contribution of working capital in 4Q08, as explained earlier.

Investment activities in 2008 include the last installment related to the acquisition of the petrochemical assets of the Ipiranga Group in the amount of R$638 million, and the last installment of the payment of Politeno in the amount of R$247 million. Note that investment activities in 2007 include the first installment related to the acquisition of the petrochemical assets of the Ipiranga Group (R$856 million) and the delisting of Copesul (R$1.3 billion).

4.9 - Capital Structure and Liquidity

On December 31, 2008, Braskem had gross debt of US$5.1 billion, US$191 million lower than at September 30, 2008, basically due to the lower value in U.S. dollar of the portion of debt denominated in Brazilian real, since the local currency depreciated by 22.1% in the period.

On December 31, 2008, the balance of cash and short-term investments increased by 31% in relation to September 30, 2008 to US$1,267 million, essentially because of working capital optimization strategy through operations to anticipate receivables and the lengthening of the term for payments to suppliers.

Accordingly, Braskem’s consolidated net debt stood at US$3.9 billion on December 31, declining by 11% from the net debt recorded on September 30, 2008. In Brazilian real, net debt increased from R$8.3 billion on September 30, 2008 to R$9.0 billion on December 31, 2008. Once again, the impact from the 22.1% devaluation in the Brazilian real in 4Q08, which was partially offset by the higher cash balance, was responsible for the increase of R$700 million in net debt.

As a result, the Company's financial leverage in Brazilian real, as measured by the ratio of Net Debt to EBITDA (12-month trailing), rose from 3.42x in 3Q08 to 3.76x in 2008.

In U.S. dollar terms, the Net Debt/EBITDA ratio went from 3.06x in 3Q08 to 2.89x by the end of 2008.

The average debt term lengthened to 11 years at yearend 2008, following the conclusion of the refinancing of the US$1.2 billion bridge loan, which was used to acquire the petrochemical assets of the Ipiranga Group and to delist Copesul. The refinancing operation consisted of a 5-year, US$725 million export prepayment facility with a 3-year grace period that was contracted in early October 2008.

At yearend 2008, the portion of debt denominated in U.S. dollar stood at 74%, versus 72% at the close of 3Q08. The following charts show Braskem’s gross debt by category and index.

The following chart shows the consolidated amortization schedule of the Company as of December 31, 2008.

5. CAPITAL EXPENDITURE:

In line with its commitment to capital discipline and making investments with returns above their cost of capital, Braskem operational investments totaled R$1.4 billion in 2008 (excluding capitalized interest), in line with 2007. These funds were invested in operational, technology, health, safety and environmental areas and in information technology systems, and benefited all of the Company's business units.

A highlight in the period was the PP plant at Paulínia, which required investment of R$136 million in 2008. The plant entered the operational testing phase in 2Q08, which was concluded in September 2008, with certifications of the PP grades that may be produced, when sales from the plant began to be included in the consolidated results.

The Company invested R$407 million in scheduled maintenance stoppages, in line with its goal of ensuring that all of its plants operate at high levels of reliability. In this year maintenance stoppages took place on one production line of each petrochemical complex (Camaçari and Triunfo), accounting for more than 75% of the total. Note that stoppages occur every six years.

Investments in equity totaled R$ 885 million in 2008, including the residual amount of R$ 638 million from the acquisition of Ipiranga Group petrochemical assets and the earn out of Politeno Indústria e Comércio S.A. (“Politeno”), acquired in 2006, in the amount of R$ 247 million.

6. OUTLOOK:

The global macroeconomic scenario suffered major changes in second-half 2008 imposed by the global financial crisis and the ensuing impacts on the credit system, which constituted the means of transmission of the crisis to the so-called real economy. World economic growth will clearly slow in 2009, with recessions in the economies of developed countries, i.e., the United States, the European Economic Community and Japan. Meanwhile, emerging markets should record modest economic growth. Braskem continues to expect Brazil to register GDP growth between 1.5 and 2.5% in 2009.

Since the last quarter of 2008, the global petrochemical industry has faced a more challenging scenario, which should remain in place in 2009 as well. In addition to global demand uncertainty, new production capacity coming online in Middle East and Asia, even given credit to the idleness and shutdown of plants in Europe and USA, could pressure margins down. The slowdown in the economy together with the petrochemical down-cycle will create structuring opportunities for the industry, for the rearrangement of raw material competitive matrix, and, even for an eventual corporate consolidation.

Given the expectation of moderate GDP growth in Brazil, Braskem is projecting growth in thermoplastic resins sales volume between 3 and 5% in 2009. Sectors more related to consumption, such as packaging for food products, have historically not accompanied downturns in economic growth. Moreover, the intense destocking trend in the domestic market in the last quarter of 2008 led to distortions in the figure for annual market growth. The return to normalized inventory levels in the chain should lead to an additional increase in sales volume in 2009. Another factor that can benefit the Company is the drop in the imports of resins and manufactured products back to historical levels, given the increase in the producers competitiveness with the Brazilian real devaluation, the uncertainty caused by the high volatility in the exchange rate since September 2008 and supply decrease in the United States.

In this context, the Company remains focused on maintaining its operational profitability over the petrochemical cycle while simultaneously strengthening its long-term relationships with clients in order to maximize the competitiveness of Brazil's petrochemical chain.

During the first half of 2009, Braskem expects domestic demand to return to normalized levels, which will pave the way for gradual recovery in the capacity utilization rates of its plants to historical levels.

Operational investments planned by Braskem for 2009 should reach R$909 million, which includes capacity expansions, new projects and scheduled maintenance stoppages, subject to cash generation. Braskem is concentrating its resources on priority projects that offer high returns, self-financing and rapid payback, while maintaining its solid financial position and capital discipline during these times of global turbulence. Furthermore, Braskem remains committed to cutting costs and fixed expenses with the objective of increasing its competitiveness by significantly lowering production costs and administrative expenses.

On the strategic front, Braskem is focused on increasing its competitiveness and gaining greater flexibility to its energy matrix by gaining access to raw materials at competitive terms, as well as on installing its green polymer plant based on renewable feedstock.

At the forefront of the consolidation process, Braskem will continue to pursue the capture of synergies from the already announced integration of petrochemical assets in the South. On a recurring and annual basis, Braskem expects to capture approximately R$200 million in EBITDA, and in 2008 already captured R$174 million, focusing on initiatives involving the commercial and supply-chain areas. In addition to this operational gain, Braskem captured further gains of R$75 million with a cash impact.

Braskem is also due to expand its production capacity, implementing new projects without abandoning capital discipline by making investments that provide returns that exceed the Company's cost of capital. These new projects include additional capacity expansions at existing plants, such as the expansion in PVC capacity of 200,000 tons that should come online in 2011.

The expansion projects designed to increase competitiveness by gaining access to competitively priced raw materials include two joint ventures with Pequiven in Venezuela.

The PP project under the joint venture named Propilsur is currently focusing on structuring the project finance in collaboration with export credit agencies, development banks and private banks. The approval of the financing package is a fundamental prerequisite for presenting the project to the Braskem and Pequiven’s Board of Directors and for the final approval of this investment, which is expected in second-half 2009.

For the PE project, Polimerica, a privately and state-owned company controlled by Braskem and Pequiven, was created. In December 2008, Polimerica signed licensing agreements with two of the principal technology suppliers in the international market, Basell (for low-density polyethylene) and Ineos (for high-density polyethylene and linear low-density polyethylene), and is currently in final negotiations for contracting the company responsible for the cracker project. The focus in 2009 will be to start the Process Design Package and the Extended Basic Engineering of the projects and to being structuring the project’s financing.

Braskem and Yacimientos Petrolíferos Fiscales Bolivianos - YPFB, a Bolivian oil company, are in the negotiation phase for a memorandum of understanding to initiate studies to assess the installation of a petrochemical complex based on ethane in Bolivia’s South. The Company hopes to advance these studies in view of the new developments announced by the Bolivian government for 2009.

In May 2008, Braskem, Petrobras and Petróleos del Perú – PetroPeru S.A. signed an agreement to assess the technical and economic feasibility of installing an integrated project for the production of 700,000 to 1.2 million tons of polyethylene, using the natural gas available in Peru as feedstock. The implementation of this project could give Braskem a position in the largest integrated complex on the Pacific coast, which is fully aligned with the Company's strategy in the region of international operation, growth and consolidation. Braskem is expected to conclude the initial phase of the project’s technical and economic feasibility study during 2009.

In addition to the projects underway in Venezuela and the study in Peru and Bolivia, Braskem is always evaluating opportunities to tap raw materials at competitive conditions in other countries in Latin America.

In the area of renewable raw materials, 2009 will mark the start of construction of the Green PE plant, which was approved by the board of directors last December. This is a strategic project to create value by producing polymers made from sugarcane ethanol, and represents an important development for the sustainability of the petrochemical industry. Braskem has already concluded the conceptual and basic-design phase, and as of January 2009 will begin the detailing phase and start construction. In 2009, Braskem expects to conclude long-term commercial agreements.

Braskem’s management is confident and committed to make Braskem one of the leading global petrochemical companies. The course of sustainable growth with value creation is ratified during crisis periods and economic cycles with focus on opportunities. Brazil has been one of the best positioned countries in terms of relative competitiveness; strengthen of economic fundamentals and financial health to face the global economic crisis. Braskem’s shareholders are solid, with long term vision and committed to the petrochemical chain development in the region. The relationship with clients is even stronger in crisis periods. Braskem’s leading team will act proactively in a strategic and corporate way when pursuing the best opportunities for operational efficiency, productivity and associations that maximize the Company’s results and value.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America and the third-largest Brazilian industrial company owned by the private sector. Braskem operates 18 industrial plants across Brazil and has annual production capacity of 11 million tons of chemical and petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate", "wish", "expect", "foresee", "intend", "plan", "predict", "project", "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

EXHIBIT I
Consolidated Income Statement
(R$ million)

Income Statement	4Q08 (A)	3Q08 (B)	4Q07 (C)	Change (%) (A)/(B)	Change (%) (A)/(B)	2008 (D)	2007 (E)	Change (%) (D)/(E)
Gross revenue	5,436	6,321	6,127	(14)	(11)	23,020	23,844	(3)
Net revenue	4,111	5,032	4,772	(18)	(14)	17,960	18,788	(4)
Cost of goods sold	(3,345)	(4,268)	(3,910)	(22)	(14)	(15,141)	(15,140)	0
Gross profit	766	765	862	0	(11)	2,819	3,648	(23)
Selling expenses	(146)	(128)	(163)	14	(11)	(493)	(585)	(16)
General and Administrative expenses	(162)	(173)	(176)	(7)	(8)	(674)	(726)	(7)
Depreciation and amortization	(146)	(138)	(137)	6	7	(544)	(491)	11
Other operating income (expenses)	31	26	5	21	560	86	128	(33)
Investments in Associated Companies	23	(9)	3	-	620	(64)	(75)	(15)
.Equity Result	(7)	15	11	-	-	(23)	13	-
.Amortization of goodwill/negative goodwill	30	(23)	(8)	-	-	(40)	(88)	(54)
Operating profit before financial result	368	344	395	7	(7)	1,130	1,899	(40)
Net financial result	(2,275)	(1,616)	(137)	41	1,564	(3,685)	(367)	903
Operating profit (loss)	(1,907)	(1,272)	258	50	-	(2,554)	1,531	-
Other non-operating revenue (expenses)[1]	(214)	(67)	(41)	217	426	(159)	(69)	129
Profit (loss) before income tax and social contribution	(2,121)	(1,339)	217	58	-	(2,713)	1,462	-
Income tax / social contribution	12	497	(111)	(97)	-	278	(412)	-
Profit Sharing	-	(6)	(7)	-	-	(19)	(19)	1
Profit (loss) before minority interest	(2,108)	(849)	99	148	-	(2,454)	1,031	-
Minority Interest	(0)	(0)	2	-	-	(39)	(389)	(90)
Net profit / Loss	(2,108)	(849)	101	148	-	(2,492)	642	-

Earnings (loss) per share (EPS)	(4.15)	(1.62)	0.23	157	-	(4.91)	1.43	-
Earnings (loss) per share ex-amortization of goodwill	(3.87)	(1.39)	0.48	179	-	(4.02)	2.18	-

EBITDA	633	683	721	(7)	(12)	2,418	3,250	(26)
EBITDA Margin	15.4%	13.6%	15.1%	1.8 p.p.	0.3 p.p.	13.5%	17.3%	-3.8 p.p.
-Depreciacion and Amortization	289	330	329	(13)	(12)	1,224	1,276	(4)
. Cost	143	193	193	(26)	(26)	681	785	(13)
. Expense	146	138	137	6	7	544	491	11

1 In 3Q08, includes R$ 42 million from the reversal of technological sale to Petroquímica Paulínia given the incorporation by Braskem

EXHIBIT II
Consolidated Balance Sheet
(R$ million)

ASSETS	12/31/2008 (A)	09/30/2008 (B)	Change (%) (A)/(B)
Current Assets	7,752	7,363	5
. Cash and Cash Equivalents	2,949	1,843	60
. Accounts Receivable	996	1,848	(46)
. Inventories	2,948	2,782	6
. Recoverable Taxes	611	674	(9)
. Advances to Suppliers	66	19	247
. Others	183	197	(7)
Long-Term Assets	2,148	2,121	1
. Related Parties	46	54	(16)
. Compulsory Deposits and Escrow accounts	120	122	(2)
. Deferred income tax and social contribution	654	612	7
. Recoverable Taxes	1,202	1,189	1
. Others	125	144	(13)
Fixed Assets	12,802	12,843	(0)
.Investments	37	40	(7)
.Plant, property and equipment	12,657	10,406	22
.Deferred [1]	108	2,398	(95)

Total Assets	22,702	22,328	2

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2008 (A)	09/30/2008 (B)	Change (%) (A)/(B)
Current	7,574	5,980	27
. Suppliers	4,907	4,178	17
. Short-term financing	2,146	1,257	71
. Salaries and social charges	218	243	(10)
. Dividends/Interest on Owners' Equity	7	7	(7)
. Income Tax Payable	0	12	-
. Receivable Taxes	106	146	(28)
. Advances from Clients	49	25	96
. Others	141	111	27
Long-Term Liabilities	11,448	10,327	11
. Long-term financing	9,840	8,927	10
. Hedge Transactions [2]	109	0	-
. Taxes Payable	1,255	1,222	3
. Others	245	178	38
Deferred Income	0	22	-
Minority Interest	0	0	-
Shareholders' Equity	3,680	5,999	(39)
. Capital	5,376	5,376	-
. Capital Reserves	457	457	-
. Treasury Shares [3]	0	(174)	-
. Profit reserve [3]	519	719	(28)
. Adjustment of Asset Evaluation (Law 11.638/07)	(102)	6	-
. Retained Earnings (Losses)	(2,571)	(384)	569

Total Liabilities and Shareholders' Equity	22,702	22,328	2

1 Reduction reflects the difference in Deferred Assets according to Law 11,638/07
2 This new classification follows the Hedge Accounting accrual according to Law 11,638/07
3 Cancelling of Treasury Shares against Profit Reserve

EXHIBIT III
Consolidated Cash Flow
(R$ million)

Cash Flow	4Q08	3Q08	4Q07	2008	2007
Net Income (Loss) for the Period	(2,108)	(849)	101	(2,492)	642
Expenses (Revenues) not affecting Cash	2,782	1,238	449	4,399	1,506
Depreciation and Amortization	289	320	329	1,224	1,276
Equity Result	(30)	15	(42)	64	36
Interest, Monetary and Exchange Restatement, Net	2,295	1,320	61	3,275	(180)
Minority Interest	0	0	(2)	39	389
Others	229	(418)	104	(203)	(15)
Adjusted Profit (loss) before cash financial effects	674	389	551	1,907	2,148
Cash impact from Ipiranga / Paulínia	0	38	(29)	59	(30)
Asset and Liabilities Variation, Current and Long Term	1,349	(270)	475	1,665	1,380
Asset Reductions (Additions)	327	(459)	354	(372)	1,328
Marketable Securities	(135)	(89)	15	79	251
Account Payable	801	(36)	249	439	528
Recoverable Taxes	146	(210)	146	(205)	314
Inventories	(217)	(87)	(113)	(682)	6
Advances Expenses	(53)	19	(11)	7	48
Dividends Received	5	(3)	(0)	9	85
Other Account Receivables	(219)	(53)	69	(19)	95
Liabilities Additions (Reductions)	1,022	189	121	2,037	53

Suppliers	1,054	234	314	1,962	190
Advances to Clients	67	(27)	(3)	79	(12)
Fiscal Incentives	6	(14)	6	6	55
Taxes and Contributions	(65)	(52)	(273)	17	(180)
Others	(40)	49	78	(27)	0
Operating cash flow	2,023	157	996	3,631	3,499
Interest Paid	(237)	(89)	(75)	(572)	(541)
Income Tax and Social Contribution	(25)	(52)	(88)	(121)	(377)
Accounting cash generation	1,761	17	834	2,938	2,581
Investment Activities	(302)	(155)	(2,105)	(2,214)	(3,792)
Fixed Assets Sale	0	247	27	250	29
Investment	10	(27)	(563)	(654)	(1,346)
Fixed Assets	(313)	(337)	(1,561)	(1,475)	(2,452)
Deferred Assets	(20)	(18)	(9)	(57)	(24)
Intangible assets	21	(19)	0	(278)	0
Subsidiaries and Affiliated Companies, Net	0	0	(3)	0	75
Financing Activities	(690)	185	1,742	(3)	1,311
Inflows	882	2,478	3,337	6,990	8,132
Amortization and Paid Interest	(1,530)	(2,213)	(1,528)	(6,518)	(6,518)
Share Buy-Back	(26)	(108)	(60)	(187)	(60)
Dividends/Interest on Owners' Equity	(0)	(0)	(7)	(301)	(244)
Others	(17)	27	(0)	13	2

Cash and Cash Equivalents Increase (Reduction)	769	47	470	721	174
Cash and Cash Equivalents at the beginning of period	1,843	1,796	1,421	1,890	1,717
Cash and Cash Equivalents at the end of period	2,612	1,843	1,890	2,612	1,890

EXHIBIT IV
Consolidated Production Volume

PRODUCTION

tons	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08	4Q08

Polyolefins Unit
. PE´s - Polyethylene	409,041	414,299	422,471	403,736	397,486	330,686	425,151	294,202
. PP - Polypropylene	174,351	178,843	177,035	178,457	175,991	163,432	210,572	181,511
. Total (PE´s + PP)	583,392	593,142	599,507	582,193	573,477	494,118	635,723	475,713

Vinyls Unit
. PVC - Polyvinyl Chloride	116,518	113,911	114,831	120,162	130,023	129,916	139,518	122,984
. Caustic Soda	113,757	114,666	114,261	115,873	120,228	113,838	125,855	119,713
. EDC	46,110	13,018	34,758	27,196	26,762	15,795	41,822	16,346
. Chlorine	14,970	15,615	15,890	15,890	15,047	12,907	14,849	14,304

Basic Petrochemicals Unit
. Ethylene	590,071	601,286	593,470	581,322	586,278	461,410	605,771	463,465
. Propylene	296,683	297,634	300,766	288,959	288,473	224,645	307,622	211,636
. Benzene	186,506	175,325	184,170	174,880	173,943	137,215	171,782	145,730
. Butadiene	64,901	49,137	68,820	66,675	63,147	48,361	68,653	50,639
. Toluene	7,765	15,747	6,303	7,963	7,000	12,007	7,190	3,597
. Fuel (m3)	166,303	163,585	178,491	167,956	171,437	130,149	146,677	141,682
. Para-xylene	37,453	15,910	46,089	42,212	32,132	24,263	37,742	35,094
. Ortho-xylene	19,877	14,578	18,008	17,744	15,891	10,134	17,755	13,626
. Isoprene	3,152	3,742	3,106	3,023	5,176	4,487	4,758	4,483
. Butene 1	17,961	13,748	14,688	22,089	22,961	20,747	22,481	16,625
. MTBE	62,334	48,553	46,834	32,268	30,689	25,336	32,599	24,184
. ETBE	-	-	9,367	37,992	40,814	30,056	42,947	31,803
. Mixed Xylene	25,890	40,074	20,419	19,298	22,934	16,303	20,884	19,926

Business Development
. PET	15,320	10,249	-	-	-	-	-	-
. Caprolactam	11,730	8,358	10,542	10,986	11,871	11,372	10,658	3,194

EXHIBIT V
Consolidated Sales Volume
Domestic Market

DOMESTIC MARKET - Sales Volume

tons	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08	4Q08

Polyolefins Unit
. PE´s - Polyethylene	227,553	248,365	277,429	267,427	241,893	291,307	247,822	204,195
. PP - Polypropylene *	141,496	153,858	156,281	151,190	148,452	182,065	172,316	140,038
. Total (PE´s + PP)	369,049	402,222	433,710	418,617	390,346	473,372	420,138	344,233

Vinyls Unit
. PVC - Polyvinyl Chloride	102,647	110,278	117,444	134,544	115,780	124,352	141,888	114,247
. Caustic Soda	102,818	108,999	112,450	124,371	107,999	124,947	116,908	111,861
. EDC	-	-	-	-	15,084	12,093	7,044	-
. Chlorine	15,333	15,040	15,069	15,215	14,800	13,139	14,879	15,015

Basic Petrochemicals Unit
. Ethylene	118,957	115,147	117,287	128,858	106,395	83,064	109,164	88,161
. Propylene	90,604	98,988	95,025	96,629	96,757	92,598	102,968	57,241
. Benzene	83,173	82,697	73,799	83,917	57,595	67,534	63,553	50,730
. Butadiene	52,187	44,316	57,767	55,829	55,641	45,075	55,395	47,534
. Toluene	9,775	5,849	10,156	11,648	9,371	10,629	10,583	6,004
. Fuel (m3)	147,276	112,234	154,839	139,417	134,747	125,790	112,931	129,237
. Para-xylene	-	-	-	-	-	-	-	-
. Ortho-xylene	14,522	16,885	17,358	17,084	16,985	10,891	16,984	11,429
. Isoprene	2,227	1,476	1,254	1,561	2,949	2,166	3,278	2,970
. Butene 1	5,946	5,346	6,653	6,643	6,813	5,404	7,229	392
. MTBE	25	50	89	21	33	11	33	49
. ETBE	-	-	-	2	23	-	-	-
. Mixed Xylene	13,476	15,971	14,582	13,653	13,354	11,313	10,213	12,133

Business Development
. PET	17,475	14,057	13,044	15,757	9,851	10,418	11,624	11,997
. Caprolactam	4,307	4,664	5,059	4,236	3,870	4,508	4,919	3,104

EXHIBIT VI
Consolidated Sales Volume
Export Market

EXPORT MARKET - Sales Volume

tons	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08	4Q08

Polyolefins Unit
. PE´s - Polyethylene	160,533	174,567	144,254	119,531	94,247	87,048	115,212	85,335
. PP - Polypropylene *	27,499	40,616	21,283	23,723	22,684	16,912	30,328	29,471
. Total (PE´s + PP)	188,032	215,183	165,536	143,254	116,931	103,961	145,540	114,806

Vinyls Unit
. PVC - Polyvinyl Chloride	17,455	10,872	7,216	3,496	5,642	5,217	5,466	2,150
. Caustic Soda	4,113	-	-	-	-	-	-	19,443
. EDC	36,190	12,373	31,202	25,125	10,059	-	37,153	12,601
. Chlorine	-	-	-	-	-	-	-	-

Basic Petrochemicals Unit
. Ethylene	9,616	9,155	2,709	-	-	-	-	-
. Propylene	24,553	29,828	21,712	16,868	-	-	-	21,632
. Benzene	84,528	87,206	98,278	77,354	82,109	64,144	88,044	80,288
. Butadiene	9,821	12,269	9,939	9,021	9,017	5,922	7,577	4,515
. Toluene	-	10,496	-	-	-	-	4,199	-
. Fuel (m3)	15,614	50,905	19,281	19,471	16,829	16,586	30,927	15,367
. Para-xylene	23,507	14,695	49,285	33,945	31,017	24,699	36,339	39,280
. Ortho-xylene	4,193	-	-	-	-	-	-	-
. Isoprene	-	830	2,517	836	1,680	3,346	1,607	1,628
. Butene 1	2,809	6,836	-	13,698	5,384	13,404	7,544	10,272
. MTBE	65,256	55,277	51,875	30,403	26,312	27,667	23,919	23,886
. ETBE	-	-	-	41,568	33,263	35,332	28,389	44,050
. Mixed Xylene	14,286	19,934	11,472	8,120	3,219	3,028	9,302	6,796

Business Development
. PET	353	249	516	148	-	2,775	725	-
. Caprolactam	7,788	4,675	5,776	8,459	7,429	8,207	4,573	48

EXHIBIT VII
Consolidated Net Revenue
Domestic Market

DOMESTIC MARKET - Net Revenue

R$ million	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08	4Q08

Polyolefins Unit
. PE´s - Polyethylene	789	855	1,016	1,003	913	1,053	997	806
. PP - Polypropylene	497	529	549	526	516	569	584	492
. Total (PE´s + PP)	1,286	1,384	1,565	1,529	1,429	1,622	1,581	1,298

Vinyls Unit
. PVC - Polyvinyl Chloride	255	276	312	373	308	322	401	297
. Caustic Soda	82	88	94	107	100	123	140	186
. EDC	-	-	-	-	10	8	5	-
. Chlorine	9	8	7	7	6	6	7	10

Basic Petrochemicals Unit
. Ethylene	273	268	271	305	267	222	304	273
. Propylene	181	212	202	206	219	215	260	129
. Benzene	180	191	159	159	106	136	133	107
. Butadiene	126	105	138	114	119	109	195	211
. Toluene	18	12	19	20	17	21	22	9
. Fuel	142	109	149	132	136	147	131	127
. Para-xylene	-	-	-	-	-	-	-	-
. Ortho-xylene	32	39	40	32	33	23	38	23
. Isoprene	11	7	5	6	10	7	13	18
. Butene 1	15	13	17	18	18	16	20	5
. MTBE	-	-	-	-	-	-	-	-
. ETBE	-	-	-	-	-	-	-	-
. Mixed Xylene	29	37	33	30	31	29	30	34

Business Development
. PET	54	40	38	43	29	30	36	39
. Caprolactam	25	26	25	20	18	20	22	13

Resale of Condensate	188	367	81	219	210	161	-	93
Ipiranga Química	113	94	98	129	93	108	122	148
Others	339	354	320	284	367	208	298	132

Total	3,357	3,630	3,574	3,733	3,527	3,534	3,757	3,155

EXHIBIT VIII
Consolidated Net Revenue
Export Market

EXPORT MARKET - Net Revenue

R$ million	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08	4Q08

Polyolefins Unit
. PE´s - Polyethylene	447	478	403	325	282	259	374	249
. PP - Polypropylene	73	106	58	62	64	48	90	72
. Total (PE´s + PP)	520	584	460	387	346	307	464	320

Vinyls Unit
. PVC - Polyvinyl Chloride	34	22	15	7	12	10	12	5
. Caustic Soda	3	-	-	-	-	-	-	24
. EDC	26	8	20	16	6	-	22	1
. Chlorine	-	-	-	-	-	-	-	-

Basic Petrochemicals Unit
. Ethylene	20	18	6	-	-	-	-	-
. Propylene	45	57	43	31	-	-	-	20
. Benzene	185	194	194	128	147	124	183	73
. Butadiene	22	27	21	18	20	17	30	23
. Toluene	-	17	-	-	-	-	7	-
. Fuel	13	55	20	19	22	25	48	36
. Para-xylene	49	33	100	62	60	53	86	71
. Ortho-xylene	8	-	-	-	-	-	-	-
. Isoprene	-	5	14	4	7	14	8	11
. Butene 1	4	13	-	38	14	33	20	29
. MTBE	86	80	74	45	39	48	57	26
. ETBE	-	-	-	69	59	71	65	92
. Mixed Xylene	18	32	15	10	5	5	15	3

Business Development
. PET	1	1	1	-	-	7	2	-
. Caprolactam	36	23	25	36	31	33	18	-

Resale of Condensate	-	77	-	-	-	-	132	59
Ipiranga Química	1	1	1	-	7	7	-	59
Others	-4	93	42	168	108	118	107	106

Total	1,067	1,338	1,050	1,039	884	871	1,276	957

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 05, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.